Contact

www.linkedin.com/in/jesse-hull-271b9a (LinkedIn)

Top Skills

Retail
Merchandising
Management

Languages

Spanish

Jesse Hull

Partner at Legacy Retail
Bentonville, Arkansas, United States

Summary

Proven leader with 20 years of experience in the retail and consumer products industry ranging from entrepreneurial privately owned companies to multibillion public traded corporations.

Strong ability to think outside of the box. Recognized for driving Strategic Innovation and creating growth strategies, including new product categories or business models that change the game and generate significant new value for consumers, customers and the corporation.

EXPERIENCE:
• Record of consistent EBITDA growth

• Broad retail channel experience: from Global Retail including logistics, packaging, innovative category strategies for consumer goods companies as well as retail strategy experience for companies ie: Walmart, Target, Costco, Dollar stores, Home Centers, to on-line channels ie: Amazon.com and direct-to-consumers

• Recognized for strong team-building ability, motivation and communication skills.

Specialties:
• Strategic Retail Consulting and New Business Development
• New Product Strategy and Distribution
• Product and New Business Model Innovation
• Consumer Insights and Shopper Research
• Sales & Market Development
• Recruiting/Motivating and Retaining Team Members

Currently at Shark/Ninja and is a pioneer in innovative cleaning solutions and small household appliances. We have been recognized as one of the "Fastest growing, most innovative developers of Home Appliances in the World!" Our products provide

the latest in easy-to-use technology with a growing line of products that consist of corded and cordless vacuums, steam mops and cleaners, irons and garment steamers, blenders, and a variety of small kitchen appliances.

Shark/Ninja is the "Fastest growing, most innovative developer of Home Appliances in the World!"
Awarded Wal-Mart vendor of the year 4 times in recent years.

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Experience

Legacy Retail
Partner
March 2018 - Present (5 years 9 months)
Rogers Arkansas

Seatriever International Holdings Limited
Vice President US Accounts
May 2016 - February 2018 (1 year 10 months)

SharkNinja
Vice President of Sales
November 2013 - May 2016 (2 years 7 months)

Wal-Mart and Sam's Club

Dorman Products
3 years 2 months

Director Sales National Accounts
October 2010 - November 2013 (3 years 2 months)

Director of Sales for accounts including Wal-Mart/Sam's Club, Kmart/Sears, Dollor Stores, Wholesale Channel, .com's, Target.

Director of Sales Wal-Mart Sam's Club
October 2010 - April 2011 (7 months)

Managed our Hardware and Automotive businesses including several hundred sku's in Hardware. This included managing a diverse support team here in Bentonville.

Jasco Products
Team Leader Wal-Mart/Sam's Club

January 2008 - 2010 (2 years)

Manage the Wal-Mart and Sam's Club account for GE products.

Rockline Industries
National/International Account Manager
December 2004 - December 2007 (3 years 1 month)

Managed 3 departments within Wal-Mart and their International Business.

Sam's Club
Buyer
February 2003 - December 2004 (1 year 11 months)

I was responsible for the merchandising in Photo Operations, Media Buyer, Battery Buyer, and the Wireless Business.

Wal-Mart Stores
Buyer
2002 - 2003 (1 year)

Music Buyer

SAM'S CLUB International
Sam's Club International
January 2000 - 2002 (2 years)

Held several titles including buyer, Strategy Manager, Merchandise Manager over 3 countries in Electronics and Office categories. Opened new formats overseas, supported a Global Best Practice Platform used by all countries. Worked with all key components of International Logistics.

Wal-Mart International
Merchandise Manager
June 1998 - January 2000 (1 year 8 months)

Worked on a SWAT team implementing strategies in the different countries. Managed the Electronics and Office categories in the different countries of operations. This including buying, working with buyers to implement best practices, training, and Global Sourcing opportunities.

Sam's Club Operations
Operations
1996 - 1998 (2 years)

Managed Profit and Loss. Managed 200 associates in different areas.

Education

Northern Arizona University

BA, International Business